Exhibit 99.1

Hollysys Announces Formal Sale Process as Part of Review of Strategic Options

- Forms special committee of independent directors to conduct process -

- Will evaluate proposal from bidder group -

- Deutsche Bank to solicit additional potential offers on behalf of the Company -

BEIJING, October 2, 2023 — Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), today announced the formation of a special committee (the “Special Committee”) of the board of directors of the Company (the “Board”) to conduct a formal sale process. The Special Committee consists of the three independent directors, Dr. Kok Peng Teh, Dr. Jianyun Chai, and Ms. Khiaw Ngoh Tan. This decision follows a review of various strategic options to maximize shareholder value.

As part of its work, the Special Committee will immediately engage in discussions as to next steps with Recco Control Technology and Dazheng Group (Hong Kong) Investment Holdings Company (collectively, the “Recco Consortium”) in response to the previously announced unsolicited, non-binding offer to acquire the Company at $25.00 per share in cash.

In parallel, the Special Committee will, with the assistance of the Company’s financial advisor, Deutsche Bank, begin an expedited process to solicit additional serious and compelling offers, with the aim of providing bidders with the opportunity to participate on a level playing field.

The Special Committee will work to advance this process in an orderly and expeditious manner and will provide shareholders with timely material updates.

Separately, the Board has engaged with certain shareholders in response to the notices of intention to request a special meeting. If the Board determines the required shareholding threshold to convene a special meeting has been met as of the demand record date of September 6, 2023, and such requests are accompanied by other materials required by the memorandum and articles of association of the Company, the Board will duly move forward to send notice of a special meeting to shareholders.

The Company is committed to taking actions in the best interests of shareholders and will continue to work with its financial and legal advisors to identify the best path forward for value creation. The Board, in its assessment of the strategic options in furtherance of shareholder interests, cautions the shareholders and others considering trading the Company’s securities that no decisions have been made with respect to any strategic option that the Company may pursue. There can be no assurance that any definitive offer will be received or that any definitive agreement will be executed relating to any transaction.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information

Company Contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com

Media Contacts (Hong Kong and New York):

Daniel Del Re (Hong Kong)

Brunswick Group

ddelre@brunswickgroup.com

+852 9255 5136

Libby Lloyd (New York)

Brunswick Group

llloyd@brunswickgroup.com

+347 283 3871